

TSX: NGD   NYSE American: NGD

New Gold Announces Redemption of Remaining Outstanding 7.50% Senior Notes

(All amounts are in U.S. dollars unless otherwise indicated)

June 11, 2025 – New Gold Inc. ("New Gold" or the "Company") (TSX and NYSE American: NGD) announces that, pursuant to the terms of the indenture governing its 7.50% Senior Notes due 2027 (the "2027 Notes"), it has issued a notice of redemption to redeem the remaining $111 million aggregate principal amount of outstanding 2027 Notes on July 15, 2025. The redemption of the 2027 Notes will be funded with the remaining proceeds from the Company's March 2025 senior notes offering, together with cash on hand.

About New Gold

New Gold is a Canadian-focused intermediate mining Company with a portfolio of two core producing assets in Canada, the New Afton copper-gold mine and the Rainy River gold mine. New Gold's vision is to be the most valued intermediate gold and copper producer through profitable and responsible mining for our shareholders and stakeholders. For further information on the Company, visit **www.newgold.com**.

For further information, please contact:

Ankit Shah
Executive Vice President and Chief Strategy Officer
Direct: +1 (416) 324-6027
Email: ankit.shah@newgold.com

Brandon Throop
Director, Investor Relations
Direct: +1 (647) 264-5027
Email: brandon.throop@newgold.com

Cautionary Note Regarding Forward-Looking Statements

Certain information contained in this news release, including any information relating to New Gold's future financial or operating performance are "forward-looking" within the meaning of applicable Canadian and U.S. securities legislation. All statements, other than of historical fact, that address activities, events or developments that New Gold believes, expects or anticipates will or may occur in the future are forward-looking statements, including the redemption of the 2027 Notes and the funding thereof. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results to be materially different from those expressed or implied by such forward-looking statements. Although New Gold has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. New Gold does not undertake to update any forward-looking statements, except in accordance with applicable securities laws.